

FOR: **GOTTSCHALKS INC.**

CONTACT: Greg Ambro
                     Executive Vice President, Chief Operating Officer
                     (559) 434-4800
                     or
                     Financial Dynamics:
                     Leigh Parrish, Stephanie Rich
                     (212) 850-5651, (212) 850-5706

DISTRIBUTION: NORTHERN CALIFORNIA NEWS LINE & EMAIL/FAX LIST

FOR RELEASE ON THURSDAY, AUGUST 28TH AT 4:05 P.M. E.D.T.

GOTTSCHALKS REPORTS SECOND QUARTER FISCAL 2008 FINANCIAL RESULTS

FRESNO, CA – August 28, 2008 – Gottschalks Inc. (NYSE: GOT) today reported unaudited financial results for the second quarter. Net loss for the second quarter was $4.4 million, or $0.33 per diluted share, compared to net loss of $4.8 million or $0.35 per diluted share, for the second quarter of fiscal 2007.

For the first six months of fiscal 2008, net loss was $9.5 million or $0.72 per diluted share, compared to a net loss of $9.4 million or $0.69 per diluted share in the first six months of fiscal 2007.

As previously reported, for the second quarter, which consisted of 13 weeks, same store sales decreased 7.3% and total sales decreased 7.8% to $133.7 million from $145.0 million for the second fiscal quarter last year. On a year-to-date basis, which consisted of 26 weeks, same store sales decreased 8.9%. Total sales on a year-to-date basis decreased 9.8% to $258.8 million compared to $286.8 million in the same period last year. The Company operated one less store for the quarter and year-to-date periods compared to the same periods of the prior year.

Jim Famalette, Chairman and Chief Executive Officer of Gottschalks, stated, "We are pleased that we were able to reduce our net loss for the second quarter, despite persistent challenges in the macro environment. Although we experienced pressure on our sales, we remain encouraged by our ability to consistently increase our credit card sales penetration and grow our credit card revenue compared to last year. In addition, we continue to prudently manage those areas of our business within our control. We ended the quarter with retail inventory levels down 9.7%, while at the same time increasing our inventory turn in the period. During the quarter, we also reduced our SG&A expenditures by $3.9 million as we continue to carefully control our costs."

Commenting on the Company's outlook, Mr. Famalette stated, "We will continue to take a very conservative outlook on our business in the near-term. However, we believe that we have the right strategies in place and we continue to work to further strengthen our financial structure to better position our organization and prepare us for the future. Recently, we completed the consolidation of our dual Bakersfield East Hills Mall stores into one store and we continue to identify opportunities to leverage our real estate assets. We are pleased to have signed an agreement to sell our wholly-owned store in Antelope Valley Mall, in Palmdale, California, which currently also has dual Gottschalks stores. The sale of this store will allow us to take advantage of the more favorable terms of our leased store in this mall as well as enable us to streamline our operations and pay down debt. We expect this sale to close in September at which time a significant operating gain will be recorded. We also remain on track to open our new store in Bend, Oregon. Our team is efficiently executing our strategic initiatives as we remain focused on positioning the Company to benefit as the economic environment improves."

Earnings Teleconference and Webcast
Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the second quarter fiscal 2008. To access the call, dial 800-862-9098 to listen to the call on the day of the event. The Conference ID is GOTT. If you are unable to participate in the call, a replay will be made available through September 4, 2008. To access this service, please dial 800-388-9064. No passcode is required for replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks
Gottschalks is a regional department store chain, currently operating 58 department stores and three specialty apparel stores in six western states, including California (38), Washington (7), Alaska (5), Oregon (4), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements
This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables Follow)

GOTTSCHALKS INC.
STATEMENTS OF OPERATIONS
(In thousands, except share data)
(unaudited)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended	
	August 2, 2008	August 4, 2007	August 2, 2008	August 4, 2007
Net sales	$133,695	$144,982	$258,823	$286,770
Net credit revenues	1,975	1,122	3,737	2,229
Net leased department revenues	577	606	1,127	1,255
Total revenues	136,247	146,710	263,687	290,254
Costs and expenses:				
Cost of sales	90,890	96,327	174,590	191,532
Selling, general and administrative expenses	46,526	50,413	92,830	99,647
Depreciation and amortization	4,035	3,687	7,985	7,597
Gain on disposal of assets	(44)	0	(58)	(79)
New store opening costs	139	15	213	15
Store closure costs	12	21	12	53
Total costs and expenses	141,558	150,463	275,572	298,765
Operating loss	(5,311)	(3,753)	(11,885)	(8,511)
Other (income) expense:				
Interest expense	2,086	2,525	4,144	5,110
Miscellaneous income	(123)	(185)	(179)	(264)
	1,963	2,340	3,965	4,846
Loss before income tax benefit	(7,274)	(6,093)	(15,850)	(13,357)
Income tax benefit	(2,863)	(1,319)	(6,343)	(3,915)
Net loss	($4,411)	($4,774)	($9,507)	($9,442)
Net loss per common share:				
Basic and diluted	($0.33)	($0.35)	($0.72)	($0.69)
Weighted average # of common shares outstanding:				
Basic and diluted	13,288	13,682	13,285	13,644

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(unaudited)

	August 2, 2008	February 2, 2008	August 4, 2007
ASSETS			
CURRENT ASSETS:			
Cash	$5,040	$4,032	$5,424
Receivables - net	3,894	7,049	3,612
Merchandise inventories	146,135	149,310	163,169
Other	14,348	18,984	20,369
Total current assets	169,417	179,375	192,574
PROPERTY AND EQUIPMENT - net	138,114	137,931	133,127
OTHER LONG-TERM ASSETS	15,484	14,688	13,192
	$323,015	$331,994	$338,893
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and other current liabilities	$69,538	$72,559	$76,336
Current portion of long-term obligations	3,557	1,525	1,514
Total current liabilities	73,095	74,084	77,850
REVOLVING LINE OF CREDIT	106,005	93,899	86,478
LONG-TERM OBLIGATIONS (less current portion)	11,267	12,049	12,817
OTHER LIABILITIES	15,890	21,837	27,188
SUBORDINATED NOTE PAYABLE TO AFFILIATE	14,180	18,180	18,180
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	102,578	111,945	116,380
	$323,015	$331,994	$338,893

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